FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2003

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-84
                            1149-23 Lisbon, Portugal
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F |X|                 Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes |_|                       No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes |_|                       No |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes |_|                       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-____________


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

Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has announced that it has given notice to The Bank of New York, as depositary, to terminate the Amended and Restated Deposit Agreement, dated as of January 19, 2001 (the "Deposit Agreement") for American Depositary Receipts evidencing American Depositary Shares representing the Bank's ordinary shares. The Deposit Agreement will terminate at 5:00 pm (New York City time) on September 15, 2003.


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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO COMERCIAL PORTUGUES, S.A.


                                        By: Antonio Rodrigues
                                            --------------------------------
                                            Antonio Rodrigues
                                            Member of the Board of Directors


                                        By: Luis Gomes
                                            --------------------------------
                                            Luis Gomes
                                            General Manager

Date: July 31, 2003


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

                                                                         Annex 1

For immediate release                                             31st July 2003

                         BANCO COMERCIAL PORTUGUES, S.A.
                          ANNOUNCES TERMINATION OF ITS
                      AMERICAN DEPOSITARY RECEIPT FACILITY
                                   SYMBOL: BPC
                                CUSIP: 059479303

Lisbon, 31st July, 2003 - Banco Comercial Portugues, S.A. has today given notice to The Bank of New York, as depositary (the "Depositary"), to terminate the Amended and Restated Deposit Agreement, dated as of January 19, 2001 (the "Deposit Agreement") for American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing the Bank's ordinary shares (the "Deposited Securities"). The Deposit Agreement will terminate at 5:00 pm (New York City time) on September 15, 2003.

In accordance with the Deposit Agreement, holders of ADRs are entitled to surrender their ADRs and, upon payment of the surrender charges and applicable taxes or governmental charges, to receive the amount of the Banks' ordinary shares represented by the American Depositary Shares evidenced by such ADRs.

After September 15, 2003, the Depositary shall discontinue the issuance and registration of transfers of ADRs, shall suspend the distribution of dividends to holders, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect to the Deposited Securities and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of an ADR, any expenses for the account of the holder of such ADR in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges).

At any time after the expiration of six (6) months from the date of termination, the Depositary may sell the Deposited Securities then held and may thereafter hold the net proceeds of any such sale, together with any cash then held by it, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs which have not been surrendered prior to such time, such holders thereupon becoming general creditors of the Depositary with respect to such proceeds. The net proceeds will be aggregated and distributed to holders, upon surrender of their ADRs, on a per ADR basis. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for claims of holders as creditors of the Depositary for such net proceeds and other cash.

-End of announcement-


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